Filed by IX Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IX Acquisition Corp.

Commission File No.: 001-40878

AERKOMM and Nasdaq-Listed IX Acquisition Corp. Announce Merger Agreement and US $35 Million Private Placement

Silicon Valley – March 29, 2024 – AERKOMM Inc. (Euronext: AKOM, OTCQX: AKOM, “AERKOMM”), an innovative satellite technology company providing multi-orbit broadband connectivity solutions, and IX Acquisition Corp (Nasdaq: IXAQU, “IXAQ”), a SPAC focused on the technology, media and telecommunications industries, have entered into a definitive Business Combination Agreement (“BCA”) and raised US $35 million in a private placement.

The combined business will be called AKOM Inc. (“AKOM”) and its ordinary shares are expected to result in AERKOMM transferring its listing from Euronext/OTCQX to Nasdaq under the ticker "AKOM”, following the closing of the business combination. It is the intention of the combined business to also maintain a secondary listing on Euronext.

Transaction highlights

•	Adjusted enterprise value of AERKOMM is US $200 million, as well as up to US $200 million of earnout shares for the AERKOMM shareholders, if certain milestones are achieved.

•	Transaction supported by a fund-raise of US $35 million common equity PIPE (Private Investment in Public Equity) subscribed concurrently with the signing of the BCA. The PIPE investors consist of new and current shareholders in AERKOMM. There may be more capital raised prior to the business combination, but there is no minimum cash condition for the transaction.

•	Existing AERKOMM shareholders are anticipated to roll 100% of their equity and may own approximately two-thirds of the new combined pro forma AKOM, subject to final amounts of PIPE capital raised and of cash retained in IXAQ trust.

•	The Nasdaq-listing is intended to enable AKOM to execute its strategy to provide carrier-neutral and software-defined infrastructure to deliver mission-critical, multi-orbit satellite broadband connectivity.

•	Completion of the transaction is expected in Q3 2024, which is subject to SEC review, to approval by IXAQ and AERKOMM shareholders and to the satisfaction of certain other customary closing conditions.

AERKOMM is an innovative satellite technology company, providing carrier-neutral and software-defined infrastructure for multi-orbit, end-to-end satellite broadband connectivity, serving both public and private sectors, including Aerospace & Defense and Civilian Telecommunications. AERKOMM has a range of next-generation satellite technologies that offer broadband connectivity by collaborating with satellite partners and mobile network operators to link users and platforms on the edge to core infrastructure hubs.

AERKOMM has established a strong engagement with leading satellite constellation operators spanning multiple orbits, including low-earth orbit (LEO), medium-earth orbit (MEO), geostationary earth orbit (GEO) and highly elliptical orbit (HEO). Additionally, AERKOMM’s technology is currently being implemented in the Aerospace & Defense market, having been tested live in selected defense assets.

AERKOMM is developing partnerships with both public and private sector clients that have increasing demands for multi-beam and multi-orbit satellite communications solutions.

AERKOMM holds a strong market position. Its target markets, Aerospace & Defense and Civilian Telecommunications, are expected to grow from c. $20bn to c. $60bn by 2030 (Sources: Fortune Business Insights, Boeing 2023 Annual Report, NSR Report, Teal Group).

AERKOMM has considerable technical expertise with executives and innovators drawn from semi-conductors, aerospace, defense, telecoms dual-use and satellite communications sectors.

AERKOMM’s strong capabilities deliver differentiated solutions:

•	High throughput. AERKOMM’s semiconductor glass antenna transmits and receives 50% Mbps more throughput per square-inch compared to previous state-of-the-art satellite broadband terminals.

•	Interoperability. AERKOMM’s universal terminals, including multi-orbit glass semiconductor antennas and software-defined radio modems, provide carrier-neutral broadband connectivity. These terminals are designed to meet the diverse needs of users across various sectors, delivering high-quality connectivity and performance.

•	Virtualization. AERKOMM’s software-defined core network waveforms integrate satellites and constellations across all major orbits, as well as advanced 5G and emerging 6G non-terrestrial networks (NTN). This approach enhances flexibility, scalability and efficiency, allowing for dynamic adaptation to evolving communication needs.

Louis Giordimaina, AERKOMM Chief Executive commented:

“We are delighted to be collaborating with the IXAQ team, who bring considerable sector and financial experience and expertise. We will benefit from the resources of the IXAQ team, who also have a proven track record in the international technology, media and telecoms sectors.

“We are well positioned to address extremely fast-growing markets – Aerospace & Defense and Civilian Telecommunications. We are developing a range of pioneering multi-orbit satellite technologies with the capability to provide end-to-end broadband connectivity in collaboration with our satellite partners.

“In the defense sector, we have been leveraging our team’s long-time focus on commercial aviation to demonstrate applications for satellite communications for unmanned aerial vehicles (UAVs). Our technology is achieving positive results in real-world settings and we anticipate commencing our first major contract in 2024. We will also continue to invest in our talent and partnerships as we position our technology to scale-up.”

Karen Bach, IXAQ Chief Executive commented:

“We launched IXAQ with a team of executives from the digital infrastructure and telecommunications sectors in order to add value to the management teams of our target company – in AERKOMM we have found the right opportunity.

“Switching AERKOMM’s listing to Nasdaq and combining with our team of experienced operators will support the business to rapidly evolve into an institutional-grade company that is well-positioned to capitalize on the numerous opportunities in its expanding markets.”

Contact

AERKOMM INC.

www.aerkomm.com

Investors – IR@AERKOMM.COM

Media – MEDIA@AERKOMM.COM

IX Acquisition Corp.

www.ixacq.com

Investors – contact@ixacq.com

Media – contact@ixacq.com

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among IXAQ, AKOM Merger Sub Inc. (IXAQ’s subsidiary for the purpose of affecting the transaction), and AKOM and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of IXAQ, AKOM Merger Sub Inc., and AKOM to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of IXAQ, AKOM Merger Sub Inc., or AKOM; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of IXAQ’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of IXAQ, AKOM Merger Sub Inc., and AKOM to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in IXAQ’s IPO prospectus filed with the SEC and in the Registration Statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC by IXAQ in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and IXAQ, AKOM Merger Sub Inc., and AKOM and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, IXAQ will file relevant materials with the SEC, including the Registration Statement on Form S-4 and a proxy statement/prospectus. The proxy statement/prospectus and a proxy card will be mailed to shareholders of IXAQ as of a record date to be established for voting at the shareholders’ meeting relating to the proposed transactions. Shareholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement/prospectus without charge from IXAQ. The Registration Statement on Form S-4 and proxy statement/prospectus, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to IXAQ at 53 Davies Street, W1K 5JH United Kingdom. INVESTORS AND SECURITY HOLDERS OF IXAQ ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT IXAQ WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IXAQ, AKOM MERGER SUB, AKOM AND THE TRANSACTIONS.

Participants in Solicitation

The AKOM Merger Sub and the AKOM and certain shareholders of IXAQ, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of IXAQ ordinary shares in respect of the proposed transaction. Information about IXAQ’s directors and executive officers and their ownership of IXAQ’s ordinary shares is set forth in IXAQ’s Registration Statement on Form S-1 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This press release is not a prospectus for the purposes of the regulation (EU) 2017/1129 of 14 June 2017 (the “EU Prospectus Regulation”). The securities of AERKOMM admitting for trading on the professional segment (compartiment professionnel) of the regulated market of Euronext Paris are addressed solely to Qualified Investors, as defined in the EU Prospectus Regulation and in accordance with the provisions of Article L. 411-2, 1° of the French Code monétaire et financier.